Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: January 7, 2016

Transcript of Interview of Pfizer Inc. CEO Ian Read and Allergan plc CEO Brent Saunders by Meg Tirrell on CNBC, broadcasted November 23, 2015 and video posted January 7, 2016

TIRRELL: THE BIGGEST DEAL EVER IN THE DRUG INDUSTRY, SETTING YOU GUYS UP TO BE THE FOURTH LARGEST MARKET CAP COMPANY IN THE WORLD AFTER THIS IS DONE PRESUMABLY. GIVEN THE POLITICAL CLIMATE RIGHT NOW AROUND TAX INVERSIONS AND THE FACT THAT YOU’RE MOVING INTO IRELAND, HOW CONFIDENT ARE YOU THAT THIS DEAL GETS DONE?

READ: FIRST OF ALL, I WOULD LIKE TO SAY THIS IS A GREAT DEAL FOR AMERICA. IT ALLOWS US TO CONTINUE TO SUSTAIN AN INVESTMENT OF, YOU KNOW APPROXIMATELY $9 BILLION MAINLY SPENT IN THE UNITED STATES. WE HAVE 40,000 COMBINED EMPLOYEES IN THE UNITED STATES. SO I THINK IT’S A GREAT DEAL AND I’M VERY HAPPY TO BE ANNOUNCING THIS DEAL WITH BRENT. ON GETTING IT DONE, WE’VE LOOKED AT THE LAWS, WE’VE LOOKED AT THE RECENT NOTICE FROM TREASURY. YOU KNOW, IT’S GOING TO BE – ALLERGAN IS GOING TO HAVE APPROXIMATELY 44% OF THE NEW COMPANY. PFIZER SHAREHOLDERS WILL ALSO HAVE APPROXIMATELY 56%. THIS IS A GREAT DEAL AND IT’S NOT AN ORDINARY DEAL. THIS IS A REAL DEAL THAT CREATES VALUE FOR PFIZER SHAREHOLDERS, FOR ALLERGAN SHAREHOLDERS AND FOR PATIENTS.

TIRRELL: HAVE YOU SPOKEN WITH FOLKS IN TREASURY, PRESIDENT OBAMA, JUST ABOUT WHAT IS GOING ON WITH THE TREASURY RULES ON INVERSIONS RIGHT NOW, OR DO YOU HAVE CONFIDENCE THAT SOMETHING ELSE COULDN’T CHANGE TO DERAIL THIS BEFORE IT CLOSES?

READ: YOU KNOW WE’VE BEEN ENGAGED FOR THE LAST YEAR AND A HALF IN – WITH LEADERS IN THE CONGRESS. WE SEE THIS DEAL AS BEING VERY POSITIVE FOR THE UNITED STATES AND WE FEEL THAT THE NOTICE THAT BEEN GIVEN BY TREASURY. WE’RE JUST GOING TO CONTINUE TO GO FORWARD.

TIRRELL: DOES IT MAKE SENSE FOR YOU IF THE TAX BENEFITS GO AWAY? DOES THIS DEAL STILL MAKE SENSE? DO YOU STILL DO THE DEAL?

READ: THIS DEAL IS NOT JUST ABOUT TAX BENEFITS. THIS DEAL IS ABOUT GREAT FRANCHISES AND BRENT CAN TALK ABOUT THE FRANCHISES ALLERGAN HAS IN A SECOND. I’M EXCITED ABOUT IT. IT TAKES OUR TWO BUSINESSES – OUR ESTABLISHED BUSINESS AND OUR INNOVATIVE PHARMACEUTICAL. IT GIVES IT GREATER GROWTH, IT GIVES IT BRIGHTER, BROADER PORTFOLIO. IT’S A REALLY STRATEGIC DEAL FROM THAT POINT OF VIEW. IT ENABLES US TO INCORPORATE BRENT’S OPEN SCIENCE, OPEN DEVELOPMENT PHILOSOPHY. WE GET OVERLAPS, SYNERGIES WE GET FROM OVERLAPS AND THERE ARE BENEFITS FROM TAX. NOW IF THE BENEFITS FROM TAX WEREN’T THERE, YOU KNOW, I WOULD STILL TRY AND DO THE DEAL, BUT I SUSPECT THE PRICE WOULD BE DIFFERENT.

TIRRELL: BRENT, TELL US ABOUT THE REASON TO SELL NOW, AND AT THIS PRICE. SOME FOLKS HAVE SAID THEY WERE EXPECTING $390 DOLLARS AT A MINIMUM PER SHARE. WHY DOES THIS PRICE AND DEAL MAKE SENSE FOR YOU?

SAUNDERS: YOU REALLY CAN’T LOOK AT A SPOT PRICE, WHETHER THAT BE THE FRIDAY NIGHT’S CLOSE, WHICH IS $363 AND CHANGE. YOU HAVE TO LOOK AT WHAT WE ARE GETTING. WE ARE GETTING 11.3 SHARES FOR OUR SHAREHOLDERS. WHEN WE NEGOTIATED THE PRICE, THAT WOULD HAVE EQUALED OVER $400, SO YOU CAN’T LOOK AT SPOT PRICE. BUT WHAT YOU GET IS A PRO FORMA OWNERSHIP OF 44% OF THE FOURTH LARGEST COMPANY BY MARKET CAP IN THE WORLD. YOU GET ACCESS TO 100 NEW MARKETS, YOU GET ACCESS TO A DEEPER PIPELINE, YOU GET ACCESS TO $25 BILLION IN FREE CASH FLOW AND YOU GET ACCESS TO A DIVIDEND FOR SHAREHOLDERS. THAT’S WHY WHEN YOU PUT THAT ALL TOGETHER, THE VALUE CREATION FOR ALLERGAN SHAREHOLDERS IS IMMENSE.

TIRRELL: SO THE DRUG INDUSTRY LATELY HAS JUST TURNED INTO THIS KIND OF POLITICAL PINATA. I MEAN YOU JUST ARE THE TARGET OF SO MANY DIFFERENT POLITICIANS FOR SO MANY DIFFERENT REASONS. A DEAL OF THIS MAGNITUDE, DOES THIS MAKE YOU A MAGNET FOR MORE ATTENTION AND HOW DO YOU RESPOND TO THAT ESPECIALLY IN TERMS OF CRITICISMS OF POTENTIAL CUTTING OF RESEARCH SPENDING?

READ: WE’RE FOCUSED ON SUSTAINABILITY OF RESEARCH. THIS IS A HIGH-RISK BUSINESS. WE’RE GOING TO CONTINUE TO PUMP IN $9 BILLION GLOBALLY INTO RESEARCH, MOST IN THE UNITED STATES. WE’RE FOCUSED ON FINDING CURES THAT MAKE A DIFFERENCE IN PEOPLES LIVES. WE’RE FOCUSED ON ALZHEIMER’S AND ON RHEUMATOLOGY, AND ON CANCER AND ON VACCINES, AND ANESTHETICS, WHICH IS IMPORTANT. SO YOU KNOW, I FEEL THIS SHOULD BE A POSITIVE SIGN FOR PATIENTS, THAT THESE SORTS OF RESOURCES ARE BEING BROUGHT TOGETHER TO CURE MAJOR ILLNESSES FOR HUMANITY.

TIRRELL: TRADITIONALLY ALLERGAN I THINK HAS SPENT LESS AS A PERCENTAGE OF REVENUE ON R&D THAN WHAT PFIZER HAS. WHAT MODEL SHOULD WE EXPECT TO BE THE ONE GOING FORWARD?

SAUNDERS: I THINK IT’S A COMBINATION OF TWO GREAT MODELS. PFIZER HAS VERY DEEP AND STRONG CAPABILITIES IN DISCOVERY RESEARCH. WE HAVE LIMITED CAPABILITY THERE’S, SO WE HAVE TURNED TO AN OPEN SCIENCE MODEL. WE HAVE THIS PHILOSOPHY OF BEING HUMBLE ENOUGH TO REALIZE WE DON’T HAVE THE BEST IDEAS, BUT BOLD ENOUGH TO ACT ON THEM. I THINK THAT IS SOMETHING THAT WILL SURVIVE AS A PART OF THE CULTURE AS WE MELD THESE CULTURES TOGETHER. AND SO HAVING A BUDGET OF $9 BILLION TO SPEND ON ADVANCING OUR PIPELINES, LOOKING FOR CURES AND TREATMENTS, I THINK IS REALLY GOING TO BENEFIT PATIENTS AND BUILD VERY STRONG CATEGORY AND THERAPEUTIC LEADERSHIP ACROSS THE ENTIRE RANGE OF OUR PORTFOLIO.

TIRRELL: HOW HAS ALL THE PRESSURE ON DRUG PRICES AFFECTED YOUR DECISION TO DO A DEAL LIKE THIS?

READ: THIS DEAL HAS NO RELEVANCE VIS-A-VIS DRUG PRICING. I MEAN, THE PHARMACEUTICAL INDUSTRY, THE COST OF PHARMACEUTICALS TO THE HEALTHCARE SYSTEM HAS STAYED AT THE SAME PERCENTAGE, BETWEEN 10% AND 12% FOR A DECADE. I EXPECT IT TO STAY THERE. WHAT WE’RE FOCUSED ON IS HOW DO WE BRING BENEFITS TO PEOPLE WHO HAVE ILLNESSES. HOW DO WE ENSURE THE SAFETY OF CHILDREN, THE SAFETY OF PEOPLE WHO HAVE DISEASES LIKE CANCER OR ALZHEIMER’S. AND THAT’S WHAT IS IMPORTANT. THE HOPE THAT THAT RESEARCH OFFERS TO THE POPULATION.

SAUNDERS: I WOULD JUST ADD, I THINK OUR SOCIAL CONTRACT TO INVEST IN R&D, TO INVEST IN CURES AND TREATMENTS FOR UNMET MEDICAL NEED IS EVEN STRONGER IN THIS COMBINATION. AND SO, OUR DRUGS, OUR CURES, OUR TREATMENTS ARE ALWAYS PRICED AT A PHARAMICAL ECONOMIC VALUE PRINCIPLE AROUND MAKING SURE THAT WE SHARE THAT VALUE WITH THE PATIENTS THAT WE’RE TRYING TO CURE AND TREAT.

TIRRELL: TELL US, IS THERE A BREAKUP FEE HERE? PRESUMABLY THERE IS. YOU DIDN’T DISCLOSE IT. CAN YOU TELL US ABOUT WHAT IT IS?

READ: IT IS ORDINARY AND CUSTOMARY TERMS, IT INCLUDES A BREAKUP FEE UP TO $3.5 BILLION AND THE DETAILS WILL BE GIVEN AS SOON AS WE FILE WITH THE SEC.

TIRRELL: SO I’M LOOKING AT, RIGHT NOW, THE NEW CEO OF THE COMBINED COMPANY AND THE COO AND PRESIDENT OF THE COMBINED COMPANY. ARE WE LOOKING AT A SUCCESSION PLAN RIGHT NOW? IS THIS YOUR POTENTIAL SUCCESSOR, IAN?

READ: I’M VERY, VERY LOOKING FORWARD TO WORKING WITH BRENT. HE’S DONE A FABULOUS JOB WITH ALLERGAN AND ALL THE COMPANIES HE’S BEEN IN. WE’LL HAVE A GREAT PARTNERSHIP. TOGETHER WE’RE GOING TO BE VERY SUCCESSFUL.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488 and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

PARTICIPANTS IN THE SOLICITATION

Allergan, Pfizer and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Allergan and Pfizer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Allergan’s, Pfizer’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of Allergan and Pfizer and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Pfizer shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and Pfizer’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Pfizer accept responsibility for the information contained in this communication other than that relating to Allergan and the Allergan group of companies and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.